LEADING BRANDS, INC.
(the “Company”)

Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, the Company hereby advises of the results of the voting on the matters submitted to the Annual and Special General Meeting of shareholders of the Company held on Wednesday, June 27, 2007. At the Meeting, the shareholders were asked to consider certain matters outlined in the Notice of Annual Meeting and Information Circular dated May 10, 2007.

The matters voted upon at the Meeting and the results of the voting were as follows:

	For	Against	Withheld	Not Voted
1. Appointment of BDO Dunwoody LLP as auditors of the Company	12,260,818	N/A	29,437	0
2. Authorize the Directors to fix the Auditors’ remuneration	12,256,178	34,077	N/A	0
3. Elect as Director, Ralph D. McRae	12,230,869	N/A	59,385	0
4. Elect as Director, Jonathan Merriman	12,228,669	N/A	61,585	1
5. Approve the right of the Directors to grant replacement stock options for existing stock options that will be expiring from time to time	4,129,001	1,670,078	N/A	6,491,176

Dated this 29th day of June 2007

LEADING BRANDS, INC.

Per: “Marilyn Kerzner”
Director of Corporate Affairs